Exhibit 12
General Electric Company Ratio of Earnings to Fixed Charges

(Dollars in millions)		First quarter ended March 31, 2004

	General Electric Company and consolidated affiliates
	Earnings (a)	$4,291
Plus:	Interest and other financial charges included in expense	2,660
	One-third of rental expense (b)	135

	Adjusted "earnings"	$7,086

	Fixed Charges:
	Interest and other financial charges	$2,660
	Interest capitalized	32
	One-third of rental expense (b)	135

	Total fixed charges	$2,827

	Ratio of earnings to fixed charges	2.51

(a) Earnings before income taxes, minority interest and accounting changes. (b) Considered to be representative of interest factor in rental expense.